NYMEX Holdings, Inc.
Annual Report 2004



ERALDING EXPANSION INTO THE GLOBAL MARKETPLACE

...JAPAN...HONG KONG...SINGAPORE...CHINA...SWITZERLAND...LONDON...DUBAI...



New York
Mercantile Exchange



Table of Contents

TWO THOUSAND FOUR WAS AN EXTRAORDINARY YEAR FOR NYMEX HOLDINGS, INC., AND THE NEW YORK MERCANTILE EXCHANGE, INC. A NEW MANAGEMENT TEAM TOOK THE HELM. THE EXCHANGE ACHIEVED RECORD VOLUMES FOR THE THIRD CONSECUTIVE YEAR, SAW RECORD SEAT SALES, AND EMBARKED ON AN AMBITIOUS EFFORT TO GLOBALLY EXPAND ITS FRANCHISE.





The year was the 18th of the past 23 years to see record activity. Total volume of 169.5 million contracts was 18% higher than in 2003. In the benchmark futures and options markets, energy futures volume grew by 12%, energy options volume increased 7%, metals futures volume grew 22%, and options volume was up 10%.

In October, in a solid vote of confidence of the direction and liquidity of the Exchange, a NYMEX Division seat changed hands for $2 million, shattering the prior record of $1.65 million set in May and representing at that time the highest seat valuation on any equity or commodity exchange in the world.

The excellent performance of 2004 was also reflected in the dividends declared by the board of directors of NYMEX Holdings, Inc., a total of $2.5 million in July and $3.5 million in December, the fourth and fifth dividends issued by the holding company of the Exchange since the demutualization of the Exchange in November 2000.

The Exchange, with its tradition of strong industry leadership, embarked on an ambitious global expansion during 2004.

In one of the boldest decisions seen in the commodity futures industry in recent years, the Exchange commenced trading in Brent crude oil futures from a newly established open outcry trading ring in Dublin, Ireland, on November 1 as a response to increased customer demand for open outcry trading in a European venue.





Additionally, the Exchange refocused its efforts to enable the direct trading of the benchmark energy and metals futures contracts from key market centers in Asia via NYMEX ACCESS®. Trading was launched from Japan and took hold from Hong Kong and Singapore. Trading also commenced from Switzerland complementing the existing vigorous activity from London.

Additionally, 12 swap futures contracts for refined products shipped from Europe and one from Asia were added to the NYMEX ClearPort℠ slate, expanding the reach of the Exchange right into overseas product markets.

The explosion of energy and metals prices during the year attracted investors who saw opportunities in the historically low correlation between the energy and metals futures markets and the stock and bond markets. In recognition of this increased investment activity, the Exchange established an additional layer of protection for retail customers. This is supported by a commitment of $10 million that is available at all times to promptly reimburse

"The Market is Now Open..." A look back at some of the honored guests who have signaled the start of trading.



January 30: Alfredo Sanchez Monetseirin, Mayor, Seville, Spain, & D. Ramon Contreras Ramos, President, Seville Chamber of Commerce



February 9: Sen. Patty Murray (D-WA)



February 23: Sen. Jim Talent (R-MO)



retail customers in the unlikely event of a default by their clearing member resulting from another customer's default. These funds are maintained in addition to the Exchange guarantee fund of approximately $150 million, backstopped by a default insurance policy of $100 million that could be drawn on in the unlikely event that the guarantee fund is depleted by the failure of a clearing member.

The Exchange continued to build on its recent business and technological achievements during 2004, as it faced an increasingly competitive environment, not only for the institution itself, but also one that deeply affected its members, member firms, and customers. The success of the past year is a testament to the effort, hard work, and dedication of the membership, the board, senior management, and the entire exchange community.

Mitchell Steinhause, Chairman • James E. Newsome, President

Market Performance


Total Exchange: Volume
200
150
100
50
0
(in millions of contracts)
04
03
02


Total Exchange: Open Interest
8
6
4
2
0
(in millions of contracts)
04
03
02


NYMEX Division: Volume
150
120
90
60
30
0
(in millions of contracts)
04
03
02


NYMEX Division: Open Interest
4.0
3.0
2.0
1.0
0.0
(in millions of contracts)
04
03
02



March 1:
Erskine Bowles,
chief of staff for
President Clinton



March 8:
Senate Minority Leader
Tom Daschle (D-SD)



March 8:
Rep. Denny Rehberg
(R-MT)

IT IS SAID THAT BELLS DEFINE THE DAY. THE PEAL OF BELLS ARE WOVEN INTO THE FABRIC OF LIFE IN MARKET CENTERS AROUND THE WORLD. THEY WAKEN US AND SUMMON US TO SCHOOL. THE BELL HERALDS THE START OF OPEN OUTCRY TRADING ON THE NEW YORK MERCANTILE EXCHANGE EACH BUSINESS MORNING SETTING INTO MOTION ONE OF THE PUREST FORMS OF PRICE DISCOVERY IN THE ENERGY AND METALS MARKETS THAT CAN BE FOUND ANYWHERE.

The participants in the Exchange futures and options markets make up a broad and deep representation of the underlying markets. Each participant comes to the market with a unique view of the direction and expectation for prices, and all of these views are distilled into the prices that emanate from the floor and are settled into a single quotation for each commodity at the end of the trading day.

The NYMEX and COMEX Division trading floors were exceedingly vibrant places during the year, from the opening bell in January to the final trades in December. The velocity of market activity was driven by the political, military, and economic events that directly affect the underlying energy and metals commodity markets.

The sense of excitement at the Exchange was also driven by the installation of a new chairman and president, both of whom share the goal of creating new business opportunities for the benefit of the shareholders and customers.

Mitchell Steinhause, a 29-year veteran of the trading floor, was elected chairman of the board in March, succeeding Vincent Viola who chose not to run for a second term. Mr. Steinhause joined the Exchange in 1975, and has spent his entire career either as a floor broker or independent trader where he obtained wide experience trading the major markets on the Exchange. He has broad experience in Exchange governance, serving as Exchange vice chairman for four years, a member of the executive committee of the board for 10 years, and a member of board of directors since 1992. As a board member, Mr. Steinhause was deeply involved in the merger between the New York Mercantile Exchange and the Commodity Exchange, Inc., in 1994 and the development and construction of the exchange headquarters and trading facility in 1997.

Mr. Steinhause continues the role that succeeding Exchange chairmen have taken as strong advocates of open outcry trading and sees the Exchange as a dynamic, evolving financial institution where the interests of shareholders, floor traders, and customers substantially coincide.

James E. Newsome was named president of the Exchange in August. Dr. Newsome previously served as the chairman of the Commodity Futures Trading Commission (CFTC) for two-and-a-half years, and was a member of the commission for six years. He led the CFTC through some of the most dynamic and challenging times in the agency's history, including helping guide the CFTC through the implementation of the Commodity Futures Modernization Act of 2000. He has received much of the credit for the results which have led to an outpouring of innovation and increased competition within the industry.

Dr. Newsome was also a member of the President's Working Group on Financial Markets, serving with the secretary of the treasury, and the chairmen of the Federal Reserve Board and the Securities and Exchange Commission. Additionally, Dr. Newsome was appointed to the President's Corporate Fraud Task Force to coordinate corporate fraud investigations.



March 10:
Mayor Patrick O'Gorman
of County Clare, Ireland



March 19:
Sen. Arlen Specter
(R-PA)



April 15
Sen. Lindsey Graham
(R-SC)



The NYMEX and COMEX Division trading floors are among the most dynamic, transparent, and liquid market forums in the world. More than 85% of the total volume of the Exchange is transacted in the trading rings during the four-and-a-half to five-hour-long daytime trading session.

Conditions in the underlying energy markets led to particularly intense trading sessions this year. Growing energy demand, largely in the United States and China, along with concerns about supply – particularly in light of events in Iraq, Saudi Arabia, Russia, and Nigeria – helped move the prices of crude oil, heating oil, and gasoline futures to unprecedented levels. The spot month crude oil futures contract on May 11 settled at $40.06 per barrel, the first time the settlement price exceeded $40 per barrel since October 1990 during the crisis that led up to the Gulf War. On September 28, intraday prices hit $50 per barrel for the first time since the futures contract began trading in 1983, and on October 22, the spot month futures contract settled at a record $55.17 per barrel.

Likewise, heating oil and gasoline futures prices surged to new highs, with settlement price records of $1.5944 per gallon for heating oil on October 22 and $1.4578 per gallon for gasoline on May 24.

Total energy volume, including the slate of contracts available for trading or solely for clearing via NYMEX ClearPort℠, totaled 138.5 million contracts compared with 118.1 million contracts in 2003. Other energy volume highlights included:

• Crude oil futures set a record of 54.1 million contracts, surpassing the record set in 2002 of 46.4 million contracts.

• New York harbor heating oil futures volume set an annual record of 13 million contracts, surpassing the previous record of 11.7

COMEX Division: Volume


35
30
25
20
15
10
5
0
(in millions of contracts)
04
03
02

COMEX Division: Open Interest


1.2
0.8
0.4
0
(in millions of contracts)
04
03
02

NYMEX ClearPort℠: Cleared Volume


15
12
9
6
3
0
(in millions of contracts)
04
03
02

NYMEX ClearPort℠: Open Interest


3
2
1
0
(in millions of contracts)
04
03
02



April 19
House Majority Whip
Roy Blunt (R-MO)



April 26:
Sen. Michael Enzi (R-WY)



April 27:
Rep. Katherine Harris (R-FL)

million contracts set in 2003.

• Gasoline futures reached a record volume of 12.9 million contracts, exceeding the previous record of 11.3 million contracts set in 2003.

• e-miNY℠ futures volume more than doubled its previous record with 856,544 contracts, versus the 2003 record of 392,913 contracts. This total includes a record 720,421 e-miNY℠ crude oil futures contracts, which surpassed the 2003 record of 277,411 contracts, and a record 136,123 e-miNY℠ natural gas contracts, which surpassed the 2003 record of 115,502 contracts.

• The Brent crude oil futures contract, reintroduced on November 1, traded 135,385 contracts, topping the previous annual record of 49,565 contracts when the futures contract was originally introduced in 2001.

Annual records were also set for crude oil calendar spread options, crude oil average price options, natural gas calendar spread options, gasoline/crude oil crack spread options, and heating oil/crude oil crack spread options volume.

Metals trading activity, driven by strong market activity from the commercial and investment sectors, recalled the bull markets of the 1980s, breaking records for the second consecutive year. A booming economy in China and strong growth in the United States generated high demand in the underlying precious metals and copper markets, while the volatility and generally bullish price trend attracted investors.

Metals futures and options volume reached a record 31 million contracts, well ahead of the previous record of 25.8 million contracts traded in 2003.

COMEX Division record volumes surpassed those that had just been established during the previous year. COMEX Division futures and options volume was 30.4 million contracts, exceeding the 2003 record of 25.4 million contracts. COMEX Division futures volume set a record 24.9 million contracts, surpassing the 2003 annual volume record of 20.4 contracts, while COMEX Division options reached a record volume of 5.5 million contracts, surpassing the previous record of 5 million contracts set in 2003.

Gold futures trading had a spectacular year, with volume of 16.1 million futures contracts, breaking the record of 12.7 million contracts set in 2003. Additionally, gold futures open interest set a record of 310,391 contracts on October 8, breaking a record that had stood for 24 years – 299,291 contracts set on December 31, 1980. Trading activity went on to set open interest records 14 more times, culminating in a high of 370,786 contracts by November 22.

Copper futures set an annual record of 3.4 million contracts, breaking the previous record of 3.2 million contracts set in 2003.

The annual volume records, however, do not tell the entire story behind the performance of 2004. Daily and monthly records were set throughout the year for total Exchange volume, total futures volume, total options volume, NYMEX Division futures, COMEX Division futures and options, COMEX Division futures, crude oil futures, and e-miNY℠ energy and e-miNY℠ crude oil futures contracts. Gold futures and copper futures and options set monthly records, and silver trading on NYMEX ACCESS®, PJM daily electricity futures, and crude oil calendar spread options contracts set single-day volume records.

Back office processing by the clearing and compliance departments smoothly handled the surging volume and price volatility, reaffirming the strength of



April 30:
Rep. Jerry Moran (R-KS)



May 6: WFAN Station Manager Lee Davis and Eugene Wonchoi, 11, and Shaun Field, 13, who have received help from the Tomorrows Children's Fund



May 19:
Rep. Peter Deutsch (D-FL)



Ringing telephones are the Exchange's lifeline, signaling to the floor that there is business to be done.

the Exchange systems as well as the excellent reliability of this market forum.

The Exchange continued its long-standing commitment to making open outcry trading as efficient as possible through technological enhancements. In October, the New York Mercantile Exchange Electronic Order Network (NEON) was introduced to the floor. NEON was initially deployed to the gold and silver rings, two markets that traditionally have a large participation by retail customers. NEON was developed internally by the Exchange in less than five months from concept to production to enable the more rapid transmittal of customer orders to the floor. Then, in January 2005, the Exchange made its open outcry and electronic trading venues accessible through a single standardized gateway protocol. For the first time, all of the Exchange markets can be accessed from a single application, eliminating the need for futures commission merchants and brokers to have multiple screens or applications to place customer orders in Exchange markets.

Market Performance

Light, Sweet Crude Oil: Volume


futures
options
60
50
40
30
20
10
0
(in millions of contracts)
04
03
02

Light, Sweet Crude Oil: Open Interest


futures
options
1.5
1.2
0.9
0.6
0.3
0
(in millions of contracts)
04
03
02

Light, Sweet Crude Oil Calendar Spread Options: Volume and Open Interest


volume
open interest
400
300
200
100
0
(in thousands of contracts)
04
03
02

e-miNY[sm] Crude Oil Futures: Volume and Open Interest


volume
open interest
800
600
400
200
0
(in thousands of contracts)
04
03
02



May 24: Sen. John Corzine (D-NJ)



June 4: John McGrow, safety for the New York Jets



June 4: Former Knicks and Nets star and NBA All-Star Bernard King

THE MOST AMBITIOUS PART OF THE EXCHANGE'S GLOBALIZATION STRATEGY IN 2004 STARTED IN THE ANCIENT COMMERCIAL CENTER OF DUBLIN, IRELAND, WHERE THE EXCHANGE RE-LAUNCHED ITS BRENT CRUDE OIL FUTURES CONTRACT ON A NEWLY ESTABLISHED OPEN OUTCRY TRADING FLOOR ON NOVEMBER 1; GETTING THE PHYSICAL TRADING FACILITY UP AND RUNNING IN JUST A FEW WEEKS WAS A NOTEWORTHY ACHIEVEMENT IN ITS OWN RIGHT.

Dublin was chosen as the venue for the new contract since the availability of the facility and the regulatory environment were two important considerations in launching the contract in the shortest possible lead time.

In making the decision to re-launch the Brent contract, the Exchange seized the opportunity that arose when the International Petroleum Exchange (IPE) announced its intention to shift its morning Brent trading session off of its London trading floor and onto an electronic platform. Crude oil is a large-volume and volatile market that particularly lends itself to the transparency and liquidity of the floor, and traders and customers in London made their preferences known for open outcry.

The arbitrage between IPE Brent and the NYMEX Division light, sweet crude oil futures contract is a widely used energy market transaction. Now that a Brent futures contract is part of its product slate, the Exchange can quote the price differential and clear both legs of the transaction through a single clearing organization, a significant market development. When the transaction was only available as an arbitrage between instruments on two separate exchanges, the liquidity or transparency could be limited at times. By having both legs of the spread on a single exchange, it is now one transparently priced, competitively traded, liquid market. In the first three months of Brent futures trading, volume totaled more than 186,000 contracts and open interest grew to just under 17,000 contracts.

The unified market results in significant margin efficiency and a substantial reduction in the amount of cash that needs to be posted for margin since the Exchange clearinghouse allows credit offsets for spread transactions.

Market participants can enter into these spread trades virtually around the clock either by trading through the floor or using the NYMEX ACCESS® after-hours electronic trading system.

The Exchange announced its intention to launch an open outcry Brent contract in Dublin just two weeks ahead of opening day. The floor space was leased from the New York Board of Trade's FINEX Dublin operation, and getting the trading floor up and running in such a short time was a remarkable feat from a technology and floor operations standpoint. The project required a great deal of planning and careful coordination across all departments at the Exchange. The issues to be resolved in a narrow time window ranged from integrating the technology on the Dublin trading floor with the clearinghouse in New York, to working out the regulatory and legal issues under U.S. and Irish law, to the requirements for trader eligibility and recruitment.

During the expedited process, the Exchange received outstanding cooperation from both the CFTC and the Irish Financial Services Regulatory Authority (IFSRA). The Exchange did not formally establish a new subsidiary but instead set up a branch called NYMEX-Europe with a trading floor as part of its existing designation as a contract market. The Exchange had to show it would meet all of the regulatory aspects covering compliance, member training, disaster recovery, and ensure that the traders comply with Irish laws and regulations.



June 7:
Sen. Jon Kyl (R-AZ)



June 8:
Rep. Sue Myrick (R-NC)



June 16:
Cheng Siwei,
Vice Chairman,
China National People's Congress



The ringing master of Dublin's Christchurch Cathedral makes preparations in the bell tower to herald the New Year on December 31, 2004.

To set up the floor, specialized equipment had to be imported from New York. The Exchange information services department devised a "remote control" exchange – a way to set up a trading floor anywhere in the world using the technology and computers based in New York to create a seamless system. A tremendous amount of cooperation was received from FINEX in configuring the trading floor and in dealing with local vendors. The Brent market, however, has been centered in London since its inception. The Exchange has held ongoing discussions with its customers about the possibility of moving the NYMEX – Europe Brent futures contract to London.

The Exchange also created a new membership category, the NYMEX – Europe professional membership, which is open to commercial, trade, and institutional market participants. This membership category allows qualified market participants, who were not previously members of the Exchange or members of another futures or options exchange, to call their orders directly to the Dublin trading floor for execution.

The Exchange also expanded the global reach of its energy markets when it launched 12 calendar swap futures contracts on NYMEX ClearPort℠ for refined products traded in Europe. The contracts for gasoline, diesel fuel, jet fuel, gasoil, and heavy fuel oil extend the protection of the Exchange clearinghouse to transactions in the most active refined products markets in Europe, covering cargo lots that originate in the Amsterdam-Rotterdam-Antwerp (ARA) area of Northwest Europe or from Italy, and for barge lots originating in Rotterdam. Cargoes shipped from the ARA region are often bound for export markets in the United States.

Market Performance

Natural Gas: Volume


futures
options
30
25
20
15
10
5
0
(in millions of contracts)
04
03
02

Natural Gas: Open Interest


futures
options
1000
800
600
400
200
0
(in thousands of contracts)
04
03
02

Natural Gas Calendar Spread Options: Volume and Open Interest


volume
open interest
50
40
30
20
10
0
(in thousands of contracts)
04
03
02

e-miNY℠ Natural Gas Futures: Volume and Open Interest


volume
open interest
150
120
90
60
30
0
(in thousands of contracts)
04
03
02



July 26:
Rep. Sue Kelly (R-NY)



July 29:
Dr. Jedd Wolchok, of Memorial Sloan-Kettering for Swim Across America.



August 3:
Sen. Ron Wyden (D-OR)

ECONOMIC ACTIVITY FROM ASIA, PARTICULARLY FROM CHINA, UNDERPINNED A SUBSTANTIAL SHARE OF THE GROWTH IN THE WORLD COMMODITY MARKETS IN 2004. AS PART OF AN EFFORT TO EXPAND THE FRANCHISE OF THE EXCHANGE GLOBALLY, SEVERAL INITIATIVES WERE LAUNCHED IN THE REGION.

The introduction of energy and metals futures contracts to Japan, Singapore, and Hong Kong during the Asian business day through NYMEX ACCESS® met with an enthusiastic reception, and trading volume showed month-by-month gains.

The Exchange and the Tokyo Commodity Exchange reached an agreement to make the benchmark energy and metals futures contracts available to traders in Japan during the 18 hours that NYMEX ACCESS® acts as an extension of the New York trading floor. Depending upon the specific contract, when it is standard time in New York, the NYMEX and COMEX Division markets are open in Tokyo from 9 AM to 11:30 PM on Mondays and are open from 4 AM to 11:30 PM Tuesdays through Fridays, hours that span the Tokyo business day. COMEX Division metals trading is also available from 4 AM to 6:30 AM on Saturdays. During the week, electronic trading signs off in Tokyo in time for the opening bell on the floor in New York.

The Exchange also received approval from the Monetary Authority of Singapore to extend its markets to the key oil trading center in the Far East. Trading in crude oil, refined products, and gold futures are offered on NYMEX ACCESS® and outright and basis swap futures for crude and refined products through NYMEX ClearPort℠. The products listed on NYMEX ClearPort℠ can also be submitted as off-exchange transactions solely for clearing.

The Exchange received authorization to offer trading from Hong Kong on NYMEX ACCESS® and NYMEX ClearPort℠, and traders in that city have been active in the energy and metals markets.

Highlighting the importance of the Asian markets, Exchange representatives made presentations at precious and base metals conferences in China during the year – two in Shanghai and one in Hainan – as well as at conferences in Tokyo and Singapore. The Exchange also opened an office in Tokyo in January 2005 as part of its effort to serve the growing customer base in Asia.

Additionally, the Exchange launched a swap futures contract for Singapore fuel oil, the first cleared energy instrument specifically for that market. The contract is available for trading on NYMEX ClearPort℠ or can be submitted solely for clearing.

During the year, the Exchange signed memoranda of understanding with the Shanghai Futures Exchange and the Taiwan Futures Exchange to explore areas of mutual interest and cooperation with each.



August 10:
Sen. Hillary Rodham Clinton (D-NY)



August 11:
Houston Astros Manager Phil Garner



August 11:
Rep. Joseph Crowley (D-NY)



Holding their child, parents strike a bell to ring in the new year at Zojoji Buddhist Temple in Tokyo.

The shouts of open outcry energy trading might be in store in the Middle East for the first time in the coming year since the Exchange and the Dubai Development and Investment Authority (DDIA) have a memorandum of understanding to jointly explore the development of the Dubai Mercantile Exchange (DME). The DME would be the first commodities exchange in the Middle East, and would provide price transparency from the world's principal oil producing and exporting region.

Combining the market expertise and history of innovations of the Exchange with Dubai's state-of-the-art infrastructure, pro-business environment, and diversified base of talent and resources are expected to result in a marketplace that attracts regional and international commodity trade houses, clearing firms, brokers, oil and gas companies, and financial institutions.

Market Performance

Heating Oil: Volume



futures
options
15
12
9
6
3
0
(in millions of contracts)
04
03
02

Heating Oil: Open Interest



futures
options
200
150
100
50
0
(in thousands of contracts)
04
03
02

Gasoline: Volume



volume
open interest
15
12
9
6
3
0
(in millions of contracts)
04
03
02

Gasoline: Open Interest



futures
options
200
150
100
50
0
(in thousands of contracts)
04
03
02



August 30:
Rep. John Linder (R-GA)



August 31:
Rep. Jack Kingston (R-GA)



August 31:
Sen. Peter Domenici (R-NM)

Universal Market Transparency

DESPITE THE PREDOMINANT ROLE OF OPEN OUTCRY, THE EXCHANGE HAS MADE A SUBSTANTIAL COMMITMENT TO OFF-THE-FLOOR TRADING TECHNOLOGY TO ENSURE THAT IT HAS HIGHLY EFFICIENT TRADING VEHICLES AVAILABLE TO ITS CUSTOMERS. SOME MARKETS ARE BETTER SUITED TO ELECTRONIC TRADING AND ON NOVEMBER 1, ALL ELECTRICITY TRADING WAS CONSOLIDATED ON NYMEX CLEARPORT℠. NYMEX ACCESS® AND NYMEX CLEARPORT℠ PLAY VITAL ROLES IN PROVIDING MARKET TRANSPARENCY AND LIQUIDITY, AND VOLUME ON BOTH INTERNET-BASED PLATFORMS SHOWED RECORD GROWTH IN 2004.

When the floor trading session ends in the afternoon, the NYMEX ACCESS® system acts as an electronic extension of the trading floor, making the core energy and metals futures markets in crude oil, heating oil, gasoline, natural gas, propane, gold, silver, platinum, palladium, copper, and aluminum available for approximately 18 hours in the late afternoon and overnight hours.

After-hours volume on NYMEX ACCESS® increased to a record 8.2 million contracts, breaking the record 5.8 million contracts set in 2003 and setting a volume record for nearly every energy and metals futures contract listed on the system.

NYMEX ClearPort℠ offers a slate of energy contracts that replicate popular over-the-counter transactions which can be competitively traded or transacted off-exchange and submitted solely for clearing.

Energy futures and options volume cleared via NYMEX ClearPort℠ more than doubled to 14.3 million contracts during the year. The slate was expanded to more than 100 different energy instruments including, in addition to the European and Asian products, new natural gas, electricity, and coal contracts, and, for the first time, options contracts that are transacted off of the Exchange and are submitted solely for clearing.

The Exchange added five new electricity futures contracts expanding the Exchange's electricity complex to 15 futures and options contracts. The contracts launched during 2004 include four contracts based on the Dow Jones electricity index for delivery points in California and a futures contract based on the prices of the New England independent system operator. The new contracts join the slate of financially settled electricity futures that cover three key market areas in New York state and the seven-state PJM Interconnection, and three electricity contracts that allow for physical delivery in the PJM area and in the western United States.

Two financially settled coal contracts were launched, for eastern and western-origin coal shipped by rail, complementing the established contract that provides for physical delivery by barge.

Daily and index swap futures for natural gas were added at six major delivery locations in the continental United States, and European-style cash-settled options for crude oil, natural gas, heating oil, and gasoline were listed solely for clearing.

While no bell signals the opening of the markets on NYMEX ClearPort℠ and the numbers flash silently on the screen, the activity is intimately tied to the vigorous bidding and offering on the trading floor. The natural gas, crude oil, and many refined product contracts listed on NYMEX ClearPort℠ are wholly or partially settled against the settlements in the core futures contracts that are determined after the markets close on the floor.



September 2:
Rep. Joseph Barton (R-TX)



September 2:
Rep. Jo Bonner (R-AL)



September 2:
Sen. Michael Crapo (R-ID)


UMT v. 5.0

Market Performance


PJM Futures
PJM Options
volume
open interest
(in thousands of contracts)
500
400
300
200
100
0
4
3
2
1
0
04
03
04

Coal Futures: Volume and Open Interest


volume
open interest
8
6
4
2
0
(in thousands of contracts)
04
03
02

Gold: Volume


futures
options
20
15
10
5
0
(in millions of contracts)
04
03
02

Gold: Open Interest


futures
options
800
600
400
200
0
(in thousands of contracts)
04
03
02

The Exchange is always striving for ways to improve market transparency and give customers a way to better manage their risk by slicing it into more specific segments, such as it has done with crack spread and calendar spread options contracts, and the PJM electricity futures contracts that allow market participants to manage their risk for monthly, weekly, or daily periods.

During 2004, the Exchange began clearing over-the-counter (OTC) options on the widely followed weekly changes in natural gas and crude oil inventories that are based on statistics released by the Energy Information Administration (EIA) of the U.S. Department of Energy. Transactions in the options contracts are conducted OTC and cleared by the Exchange. ICAP Energy acts as the broker, and the guarantor on each trade is the customer's regular futures commission merchant. Goldman Sachs provides liquidity in the market. Prices and fills are determined by using the Longitude Inc. matching engine.

The options on the EIA storage number provide these companies with a useful tool to manage a risk that is not captured directly by price movements in the underlying markets although the changes in inventory are important measures of market conditions.



September 3:
U.S. Secretary of Labor
Elaine Chao



September 13:
Colorado Attorney General
and soon-to-be elected
Sen. Ken Salazar (D-CO)



September 21:
New York City Police
Commissioner
Raymond Kelly

Close to Home

WHILE MARKET PARTICIPANTS WORLDWIDE TURN TO THE EXCHANGE FOR PRICE RISK MANAGEMENT AND MARKET TRANSPARENCY, THE NEW YORK MERCANTILE EXCHANGE PLAYS AN ACTIVE ROLE IN ITS COMMUNITY AS A LOCAL BUSINESS ORGANIZATION THAT HELPS SUPPORT NUMEROUS CHARITABLE ENDEAVORS PRIMARILY IN AND AROUND ITS HOME CITY OF NEW YORK.

Since its founding in 1872, the Exchange has a continuous tradition of active and generous participation in philanthropic endeavors. The NYMEX Charitable Foundation's annual live and silent auction, its principal fundraising event, raised $690,000 through individual contributions to help send children to summer camp and to fund other children's programs. Combined with the Exchange contribution of $1.2 million to the foundation, the Foundation distributed nearly $2 million in 2004 to programs for the homeless, children, the elderly, and others in need, as well as for cultural programs that helped enrich life in New York.

As an integral member of the nation's financial services industry, the Exchange actively participates in international forums and policy debates in Washington, D.C., and continuously hosts distinguished visitors from the United States and abroad to give them a first-hand look at trading to help them understand the nature and purpose of the Exchange's markets and the role of the Exchange in the marketplace.

International visitors who were among the guests given the honor of ringing the ceremonial bell to signal the start of open outcry trading included President Leonel Fernandez of the Dominican Republic; Marit Engebretsen, director general of the petroleum and energy ministry of Norway; Luis Ernersto Mejia, energy minister of Colombia; Fu-Hua Hsieh, chairman of the Singapore Exchange; Cheng Siwei, vice chairman of the China National People's Congress; Jaw-Sheng Kong, chairman of the Taiwan Financial Supervisory Commission; and Foo-shuing Ho, president of the Taiwan Futures Exchange.

Congressional and other U.S. government visitors who rang open the markets included: Senate Minority Leader Tom Daschle (D-SD); House Majority Whip Roy Blunt (R-MO); Rep. Joe Barton (R-TX), chairman of the House Energy and Commerce Committee; U.S. Secretary of Labor Elaine Chao; Sen. Hillary Rodham Clinton (D-NY); Sen. Jon Corzine (D-NJ); Sen. Pete Domenici (R-NM), chairman of the Senate Energy and Natural Resources Committee; Sen. Ted Stevens (R-AK), chairman of the Senate Appropriations Committee; and Sen. Charles Schumer (D-NY).

The Exchange takes an active role in the legislative process surrounding federal legislation affecting energy and regulatory policy. With New York City serving as the site of the Republican National Convention in 2004, the Exchange had an opportunity to cultivate a strong presence at convention-related events, and used the opportunity to showcase the Exchange and develop relationships with members of Congress and administration officials.

Exchange representatives also attended the Democratic National Convention in Boston and participated in events with members of Congress.



September 27:
Joseph Kelliher, Commissioner of the Federal Energy Regulatory Commission



October 4:
Sen. Lisa Murkowski (R-AK)



October 13:
Rep. Anthony Weiner (D-NY)



The Exchange experienced a substantial increase in press coverage during the year, primarily driven by the military situation in Iraq, political events in other key oil-producing areas, and the strength of metals trading. The Exchange floor continued to serve as a key backdrop for regular daily and weekly broadcasts from the trading floor gallery by Bloomberg TV, CNN-fn, and CNBC. These networks and others – including press representatives from Japan, Korea, and Germany – frequently sent their own reporters to cover the markets as activity warranted, but also came to rely on the market analysis provided by Exchange traders.

Market Performance

Silver: Volume


futures
options
6
5
4
3
2
1
0
(in millions of contracts)
04
03
02

Silver: Open Interest


futures
options
120
100
80
60
40
20
0
(in thousands of contracts)
04
03
02

Copper: Volume


futures
options
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(in millions of contracts)
04
03
02

Copper: Open Interest


futures
options
100
80
60
40
20
0
(in thousands of contracts)
04
03
02



October 14:
Rep. Eliot Engel (D-NY)



October 14:
Sen. Charles Schumer (D-NY)



October 20:
Rep. Jim DeMint (R-SC)

THE EXCHANGE HAS SEIZED ON THE OPPORTUNITIES TO EXPAND ITS FRANCHISE BY TAKING ITS MARKETPLACE DIRECTLY INTO KEY MARKET CENTERS AROUND THE WORLD, EITHER BY OPENING A NEW TRADING FLOOR AS WAS ACCOMPLISHED IN DUBLIN AND IS BEING CONSIDERED FOR DUBAI, OR BY TAKING THE ELECTRONIC EXTENSION OF THE TRADING FLOOR DIRECTLY TO THE DESKS OF TRADERS IN EUROPE AND THE FAR EAST.

The Exchange has also developed technology that enhances the efficiency of its markets, whether traded on the floor or on a computer screen. Through its slate of energy contracts listed on the NYMEX ClearPort℠ electronic platform, many of which are directly related to the core products that trade on the floor, the Exchange gives market participants the opportunity to use financial instruments that allow risk to be managed in smaller, more specific increments, which enhances market efficiency.

The Exchange has increasingly enabled its customers to better navigate market conditions that are expected to become even more competitive in the future, setting a course for itself through market and technological innovation and continuing to be a highly competitive player in the financial services industry.

This is part of the broad trend in the commodity futures industry in the United States which has seen a burst of growth in recent years encompassing open outcry trading, electronic trading, over-the-counter trading, OTC clearing, and competition from new domestic and foreign participants. The activity on U.S. exchanges is a living example of the ideals that underpin the nation's capitalistic system which are also the foundations of U.S. democracy – a robust market economy giving all participants a chance to use their best abilities, drawing on an efficient process that discovers market-clearing prices through a continuous daily distillation of how much buyers are willing to pay and the price that sellers are willing to accept.

Every business morning, the bell on the trading floor sets the process in motion.


October 27:
Rep. Chris Smith (R-NJ)


November 9
Colombian Energy Minister
Luis Ernesto Mejia


November 17:
World Boxing Champion
Gerry Cooney



Market Performance

Aluminum Futures: Volume and Open Interest



volume
open interest
200
150
100
50
0
(in thousands of contracts)
04
03
02

Platinum Futures: Volume



300
250
200
150
100
50
0
(in thousands of contracts)
04
03
02

Platinum Futures: Open Interest



10
8
6
4
2
0
(in thousands of contracts)
04
03
02

Palladium Futures: Volume and Open Interest



volume
open interest
300
250
200
150
100
50
0
(in thousands of contracts)
04
03
02



November 19:
Popeye, Olive Oyl, and Swee'Pea visited on behalf of the National Adoption Council to raise awareness for National Adoption Month.



November 22:
Marit Engebretsen, right, chairman of the International Energy Agency and director general of the Norwegian Ministry of Petroleum and Energy



December 8:
Leonel Fernandez, President of the Dominican Republic

Who's Who at the Exchange

Board of Directors

Mitchell Steinhause
Chairman

Richard Schaeffer
Vice Chairman

Stephen Ardizzone
Eric Bolling
Joseph Cicchetti
Joel Faber
Melvyn J. Falis
Stephen Forman
Kenneth Garland
George Gero
David Greenberg
E. Bulkeley Griswold
Jesse Harte
Scott P. Hess
Steven Karvellas
Harley Lippman
Michel Marks
Michael McCallion
Kevin McDonnell
John L. McNamara
Gary Rizzi
Gordon Rutledge
Robert Steele

Senior Staff

James E. Newsome
President

Christopher Bowen
General Counsel &
Chief Administrative Officer

Madeline Boyd
Senior Vice President,
External Affairs

Samuel Gaer
Chief Information Officer

Sean Keating
Senior Vice President,
Clearing Services

Thomas F. LaSala
Senior Vice President,
Compliance & Risk Management

Robert Levin
Senior Vice President,
Research

Joseph Raia
Senior Vice President,
Marketing

Lewis A. Raibley, III
Senior Vice President,
Finance & Chief Financial Officer

Charles Bebel
Vice President,
Clearing Operations

Michael Campanelli
Vice President,
COMEX Division
Trading Floor Operations

Patrick Conti
Vice President,
Facilities

Suellen Galish
Vice President & Counsel

George Henderson
Vice President,
NYMEX Division
Trading Floor Operations

Richard Kerschner
Vice President,
Corporate Governance

M. Dawn Lowe
Vice President,
Membership Services

Barry Loyal
Vice President,
Human Resources

Michael E. Lugo
Vice President,
Internal Auditing

Arthur McCoy
Vice President,
Financial Surveillance
& Risk Management

Nancy Minett
Vice President,
Compliance

Matthew Morano
Vice President,
Technology Business Analysis

Brian Regan
Vice President & Counsel

Kenneth Shifrin
Vice President & Controller

Ellen Steuerer
Vice President,
Contract Administration &
Financial Services

Ian Wall
Vice President,
Software Development



New York Mercantile Exchange Clearing Members

ABN AMRO, Inc.
Active Energy Traders, Inc. (N)
ADM Investor Services, Inc.
A.G. Edwards & Sons, Inc.
AIG Clearing Corp.
Banc of America Futures, Inc.
Barclays Capital, Inc.
Bear Stearns Securities Corp.
BNP Paribas Commodity Futures, Inc.
BP Corporation North America, Inc. (N)
BUCC Trading Corp. (N) (I)
Calyon Financial, Inc.
Cargill Investor Services, Inc.
Citigroup Global Markets Inc.
Credit Suisse First Boston L.L.C.
Deutsche Bank Securities, Inc.
FC Stone, L.L.C.
FIMAT USA LLC
Goldman, Sachs & Co.
HSBC Securities (USA), Inc
J.P. Morgan Futures, Inc.
Lehman Brothers, Inc.
Man Financial, Inc.
MBF Clearing Corp.
Merrill Lynch, Pierce, Fenner & Smith
Morgan Stanley & Co., Inc.
NIC Holding Corp. (N)
Phibro Energy Clearing, Inc.
Prudential Financial Derivatives, LLC
R. J. O'Brien & Associates, Inc.
Rand Financial Services Inc.
Refco, LLC
Rosenthal Collins Group
SMW Trading Company, Inc.
Sterling Commodities Corp.
Term Commodities, Inc. (N)
The Bank of Nova Scotia (C)
Triland USA, Inc.
UBS Securities, LLC
Warren Corporation, George E. (N)

(C) = COMEX Division Only
(I) = Inactive Clearing Member
(N) = NYMEX Division Only

Exchange Offices

New York
World Financial Center
One North End Avenue
New York, NY 10282-1101
212-299-2000

Houston
1000 Louisiana Street
Suite 1095
Houston, TX 77002
713-658-9292

London
Veritas House, 7th Floor
125 Finsbury Pavement
London, EC2A 1NQ
United Kingdom
44 207 920 0349

Tokyo
San Marino Shiodome
6th floor
Higashi Shinbashi
Tokyo, Japan
81 3 5408 5291

Dublin
Dublin Exchange Facility
ISFC
Dublin 1
Ireland
011 3531 874 1210

NYMEX Division Seat Sales


high
low
2.0
1.5
1.0
0.5
0
(in millions of dollars)
04
03
02

COMEX Division Seat Sales


high
low
250
200
150
100
50
0
(in thousands of dollars)
04
03
02

NYMEX Division Member Firms

AAA Capital Management, Inc. • AIG International, Inc. • Amerada Hess Corp. • Banc of America, N.A. • Barclays Bank Plc. • Bluefin Energy, L.L.C. • Britannic Trading Ltd. • Calyon • Canadian Imperial Bank of Commerce • Cargill, Inc. • Chevron, U.S.A., Inc. • CHS, Inc. • Cinergy Marketing & Trading, L.P. • CitiGroup Derivatives Markets, Inc. • ConocoPhillips Company • Constellation Energy Commodities Group Inc. • Coral Structuring, L.L.C. • CTC Energy, LLC • Deutsche Bank, A.G. • DRW Commodities, L.L.C. • Duke Energy Merchants, L.L.C. • Dynegy Marketing and Trade • El Paso Marketing, L.P. • Engelhard Corp. • ExxonMobil Oil Corp. • Fortum C[illegible] & Gas, Oy • Glencore Ltd. • Glencore Commodities, Ltd. • Global Companies, LLC • Hess Energy Trading Co., LLC • HPR Commodities, LLC • JAM Capital Corporation • J. Aron & Company • JPMorgan Chase Bank • Koch Supply & Trading, LP • Kottke Associates, Inc. • Louis Dreyfus Corporation • Man Group Finance, Inc. • Marathon Ashland Petroleum, L.L.C. • Merrill Lynch Commodities, Inc. • Mirant Americas Energy Marketing L.P. • MIECO, Inc. • Morgan Stanley Capital Group Inc. • ONEOK Energy Marketing and Trading, L.P. • Phibro, Inc. • Pioneer Futures, Inc. • Plains Marketing L.P. • Reliant Energy Services, Inc. • Ronin Capital, L.L.C. • Sempra Energy Trading Corp. • Shell Trading (US) Company • StatOil Marketing & Trading (US), Inc. • Sunoco, Inc. • Tewksbury Investment Fund, Ltd. • TOTSA Total Oil Trading S.A. • Transmontaigne Product Services, Inc. • Transworld Oil Ltd. • UBS AG • Umicore AG & Co. KG (I) • Valero Marketing & Supply Co. • Vitol Capital Management, Ltd. • Vitol S.A. • Vitol Refining Capital Management S.A.

COMEX Division Member Firms

AIG International, Inc. • Asarco, Incorporated • Barclays Bank Plc. • Birch Brokerage Company, Inc. • Blue Capital Group, LLC • Bowery Capital, L.L.C.* • BUCC Trading Corp. • C&C Trading Corp. • Calyon Financial, SNC • Canadian Imperial Bank of Commerce • Capital Management Execution Services • Chase Futures and Options, Inc. • CitiGroup Derivatives Markets, Inc. • Commerzbank International, S.A. • Credit Lyonnais Rouse Ltd. • CLR (USA) Inc. • Crown Commodities, Inc. • Deutsche Bank AG • Dresdner Bank AG • DY DX Trading Corp. • Emerald Trading Group, LLC • Engelhard Corp. • Gerald Metals, Inc. • Glencore Ltd. • Great Lakes, Inc. • Great Lakes Trading Group, Inc. • Growth Management Capital Corp. • H & M Trading Co.* • HSBC Bank USA • Hudson River Futures, L.P. • J. Aron & Company • J.D. Trading Co. • JPMorgan Chase Bank • Kachel, Spiller & Co. • Koch Supply and Trading, LP • Kottke Associates, Inc. • Legg Mason Wood Walker, Incorporated • Millennium Futures Group, Inc. • Mintz & Co. • Mitsui Bussan Commodities Ltd. • Mitsui & Co. Precious Metals, Inc. • Mitsui & Co. (USA), Inc. • MKS Finance S.A. • Morgan Stanley Capital Group, Inc. • NYAM L.L.C. • Okato Shoji Co., Ltd. • Pan-Asia Futures Co., Ltd. • PB Financial Services, Inc. • Pell Futures, Inc. • Phibro, Inc. • Pioneer Futures, Inc.• Prime International Trading, Ltd. • Sabin Commodities, Inc. • Sabin Metal Corporation • SG Cowen Securities Corp. • Societe Generale • Standard Bank London • Sucden (UK) Limited • Sun Hung Kai Commodities Limited • Tewksbury Investment Fund Ltd. • Tradelink L.L.C. • UBS AG • William J. O'Reilly, Inc. • York Commodities, Inc.

*Options Member Firm

Financial Information

This 10-K is also available electronically on the Exchange website at www.nymex.com or in hard copy format by calling 212-299-2777.

Credits

Design:	Jenifer Semenza
Editorial:	Samuel Glasser
Photos:	Dorling Kindersley/Getty Images, bell, cover David Garland, wallboards, cover Michelle Axelrod, "The Market is Now Open..." series Ted Axelrod, portraits, pg. 2 Matthias Kulka/Corbis, map, pg. 3 Stephanie Mavronicolas, phones, pg. 7 EPA/Haydn West, bells, pg. 9 AP Photo/Naokazu Oinuma, bell, pg. 11 Paul Edmondson/Corbis, doorbells, pg. 15
Illustration:	Liberty Bell, pg. 17, with kind permission from BP America

The Company has attempted, wherever possible, to make statements in good faith by using such words as anticipates, believes, expects, and words and terms of similar substance in connection with any discussion of its present and future operations within the industry. Any forward-looking statements made by, or on behalf of, the Company involve a number of risks, trends, uncertainties, and other factors which may cause actual results to differ materially, including the receipt of the necessary Commodity Futures Trading Commission approval; timely performance and cooperative effort of exchange and technology partners; and changes in financial or business conditions.

BLIN...JAPAN...HONG KONG...SINGAPORE...CHINA...SWITZERLAND...LONDON...DUBA






